Bit Body, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bit Body, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 13, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	565,782	553,932
Prepaid Expenses	7,375	61,553
Inventory	391,660	335,066
Security Deposits	11,103	7,637
Other Current Assets	34,199	28,509
Total Current Assets	1,010,119	986,698
Non-current Assets		
Furniture, Equipment, net of Accumulated Depreciation	114,986	130,914
Intangible Assets: Software, Patent and Trademarks, net of Accumulated Amortization	90,615	97,411
Security Deposits	-	12,126
Other Long-Term Assets	3,897	7,065
Total Non-Current Assets	209,498	247,516
TOTAL ASSETS	1,219,617	1,234,214
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	106,871	95,315
Gift Card Liability	73,476	118,106
Deferred Revenue	139,428	92,419
Accrued Interest	125	-
Taxes Payable	3,739	208
Line of Credit	103,782	2,147
Other Payables	60,497	11,219
Short Term Debt	23,438	-
Other Liabilities	23,232	96,463
Total Current Liabilities	534,588	415,877
Long-term Liabilities		
Long Term Deferred Revenue	100,000	-
Notes Payable	199,900	378,418
Total Long-Term Liabilities	299,900	378,418
TOTAL LIABILITIES	834,488	794,294
EQUITY		
Common Stock	36,438	36,438
Preferred Stock	5,569,995	5,569,995
Additional Paid-in-Capital	19,921	19,921
Accumulated Other Comprehensive Income/Loss	(12,370)	(9,363)
Accumulated Deficit	(5,228,856)	(5,177,072)
Total Equity	385,129	439,920
TOTAL LIABILITIES AND EQUITY	1,219,617	1,234,214

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	5,108,248	7,007,907
Cost of Revenue	2,276,418	2,667,132
Gross Profit	2,831,830	4,340,776
Operating Expenses		
Advertising and Marketing	942,407	2,428,149
General and Administrative	2,547,118	2,601,512
Depreciation	27,487	31,258
Amortization	2,308	2,308
Total Operating Expenses	3,519,320	5,063,226
Operating Income (loss)	(687,490)	(722,450)
Other Income		
Other	635,706	23,969
Total Other Income	635,706	23,969
Provision for Income Tax	-	-
Net Income (loss)	(51,784)	(698,482)
Other Comprehensive Income/Loss from Foreign Exchange Translation	(3,007)	(9,363)
Comprehensive Income	(54,791)	(707,845)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(51,784)	(698,482)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	27,487	31,258
Amortization	2,308	2,308
Accounts Payable	11,556	71,991
Gift Card Liability	(44,630)	(502,487)
Deferred Revenue	147,009	(60,501)
Accrued Interest	125	-
Taxes Payable	3,531	21
Other Payables	49,278	(4,816)
Other Liabilities	(73,232)	674
Prepaid Expenses	54,178	(448,702)
Inventory	(56,593)	100,479
Security Deposits	(3,466)	107
Effect of Foreign Currency Translation	(3,007)	(9,364)
Other	(2,522)	(34,701)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	112,023	(853,733)
Net Cash provided by (used in) Operating Activities	60,238	(1,552,214)
INVESTING ACTIVITIES		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	(11,559)	(9,770)
Intangible Assets: Trademark, net of Accumulated Depreciation	4,488	(6,754)
Security Deposits	12,126	-
Net Cash provided by (used by) Investing Activities	5,055	(16,524)
FINANCING ACTIVITIES		
Additional Paid-in-Capital	-	19,921
Line of Credit	101,635	(6,169)
Debt Issuances/Payments	(155,080)	358,496
Net Cash provided by (used in) Financing Activities	(53,445)	372,248
Cash at the beginning of period	553,932	1,750,422
Net Cash increase (decrease) for period	11,849	(1,196,490)
Cash at end of period	565,782	553,932

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock		APIC	Accumulated Other Comprehensive Income/Loss	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount				
Beginning Balance at 1/1/2021	1,124,117	36,438	904,473	5,569,995	-	-	(4,478,590)	1,127,843
Effect of Foreign Currency Translation	-	-	-	-	-	(9,363)	-	(9,363)
Additional Paid in Capital	-	-	-	-	19,921	-	-	19,921
Net Income (Loss)	-	-	-	-	-	-	(698,482)	(698,482)
Ending Balance 12/31/2020	1,124,117	36,438	904,473	5,569,995	19,921	(9,363)	(5,177,072)	439,920
Effect of Foreign Currency Translation	-	-	-	-	-	(3,007)	-	(3,007)
Net Income (Loss)	-	-	-	-	-	-	(51,784)	(51,784)
Ending Balance 12/31/2021	1,124,117	36,438	904,473	5,569,995	19,921	(12,370)	(5,228,856)	385,128

Bit Body, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bit Body, Inc ("the Company") was formed in Delaware on September 6th, 2012. The Company runs MTailor, an ecommerce custom clothing business that measures you with the camera on your phone. The Company has created and will continue to create new technology for clothing and body measurements and visualization. The Company is developing a new SAAS business to deliver measurements and visualization technology to consumers and retailers. The Company's HQ is in San Francisco, CA. The Company's customers are predominantly in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Bit Body Bangladesh Limited.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. The Company records refunds when cash is received.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Book Value as of 12/31/21
Computer Equipment	5	29,876	12,471	17,405
Electrical Items	5	21,501	13,205	8,296
Fire Safety Equipment	5	7,763	4,937	2,826
Furniture & Fixtures	5	30,641	10,045	20,596
Machinery	5	120,956	72,638	48,319
Office Equipment	5	39,526	22,087	17,439
Computers	3	12,134	12,029	105
Grand Total	-	262,397	147,412	114,986

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Book Value as of 12/31/21
Software	3	28,500	9,126	19,374
Patent and Trademark	10	104,798	33,557	71,241
Grand Total	**-**	**133,298**	**42,683**	**90,615**

Inventory

Inventory in the amount of $391,660 as of December 31st, 2021, consists of fabrics and goods in transit for chinos, denim, polos, scrubs, shirts, suits, blazers, pants, and tees. The inventory also consists of manufacturing trim for its products.

Prepaid Expenses

Prepaid Expenses consisted primarily of prepaid advertising and prepaid wages and salaries.

Line of Credit

The Company opened a line of credit and had a total payable balance related to inventory purchased on the line of credit in the amount of $103,782 as of December 31st, 2021. The inventory amounts are payable within 2022 and the Company does not have any intention of closing the line of credit in the future.

Other Payables

Other Payables primarily consist of salary and wages payable as well as audit fees payable.

Leases

The Company will incur future cash outflows due to payments related to rent for their Bangladesh factory. The following table indicates the expected cash outflows the Company will incur.

Year Ending December 31,	Payment
2022	$55,270
2023	$55,270
2024	$55,270
2025	$55,270
2026	$41,452
Thereafter	-

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

	Total Options		Weighted Average Exercise Price
Total options outstanding, January 1, 2020	82,296	$	1.44
Granted	29,759	$	1.05
Exercised	-		
Expired/cancelled	(10,144)	$	1.43
Total options outstanding, December 31, 2020	101,911	$	1.33
Granted	-		
Exercised	-		
Expired/cancelled	-		
Total options outstanding, December 31, 2021	101,911	$	1.33
Options exercisable, December 31, 2021	68,806	$	1.37

	Nonvested Options		Weighted Average Fair Value
Nonvested options, January 1, 2020	62,142	$	1.44
Granted	29,759	$	1.05
Vested	(29,385)	$	1.05
Forfeited	(10,144)	$	1.43
Nonvested options, December 31, 2020	52,372	$	1.33
Granted	-	$	-
Vested	(33,252)	$	1.33
Forfeited	-	$	-
Nonvested options, December 31, 2021	19,120	$	1.33

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A director of the Company started a separate company called MedTailor for which the Company agreed to supply production, measurement technology, and customer support for this new brand. The Company recognized $110,000 in deferred revenue as well as $100,000 in long term deferred revenue.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

In July 2020, the Company entered into an Economic Injury Disaster Loan (EIDL) agreement for $149,000 with an interest rate of 3.75% and a maturity date of July 22, 2050. An additional $50,000 loan was secured in June 2021. Monthly payments of $1,023 are required, beginning in July of 2022. The balance of this loan was $149,000 and $199,000 as of December 31, 2020 and 2021, respectively.

During the periods under review, the Company entered into two Paycheck Protection Program (PPP) loan agreements in the amount of $228,517 each for a total amount of $457,034. The loans accrued interest at 1%. The loans were both fully forgiven in 2021.

In 2021, the Company entered into a working capital loan with a bank in the amount of $23,438. The loan accrues interest at 9% and is due in 2022.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	Amount
2022	$28,576
2023	$12,276
2024	$12,276
2025	$12,276
2026	$12,276
Thereafter	$144,658

NOTE 6 – EQUITY

The total number of shares that the Company is authorized to issue is 3,434,971. The total number of shares of common stock authorized to be issued is 2,450,000 at a par value of $0.000001 per share. The total number of shares of preferred stock authorized to be issued is 984,971 at a par value of $0.000001 per share, of which 222,220 shares are designated as "Series Seed Preferred Stock", 402,490 shares are designated as "Series A Preferred Stock", 4,576 shares are designated as "Series A-1 Preferred Stock", 209,831 shares are designated as "Series A-2 Preferred Stock", 14,791 shares are designated as "Series A-3 Preferred Stock", and 131,063 shares are designated as "Series A-4 Preferred Stock".

At the end of 2020 and 2021, there were 1,124,117 common shares outstanding and 904,473 preferred shares outstanding.

Dividends: The holders of preferred stock are entitled to receive dividends when and if declared by the Board of Directors.

The holder of each share of Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 13, 2022, the date these financial statements were available to be issued.

In June of 2022, the Company entered into a revenue sharing agreement with another entity in exchange for an advance of $500,000. The total specified amount of $567,500 is due 9 months after the date of the agreement.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.